EXHIBIT 12

NEWELL RUBBERMAID INC. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratio data)

	Three Months Ended
	March 31,
	2005	2004
Earnings available for fixed charges:
Income from continuing operations	$86.9	$33.6
Fixed charges:
Interest expense	34.0	32.5
Portion of rent determined to be interest (1)	10.4	9.6
Equity earnings	(0.2)	(0.2)

	$131.1	$75.5

Fixed charges:
Interest expense	$34.0	$32.5
Portion of rent determined to be interest (1)	10.4	9.6

	$44.4	$42.1

Ratio of earnings to fixed charges	2.95	1.79

(1)	A standard ratio of 33% was applied to gross rent expense to approximate the interest portion of short-term and long-term leases.